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SEC FILE NUMBER
8-50370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A.C.R. Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Park Lane
(No. and Street)

Cedarhurst (City) New York (State) 11516 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Austin Rybstein, President (516) 569-3972 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section FEB 20 2020 Washington DC 415

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20 (Address) Bethlehem (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RMS EL

OATH OR AFFIRMATION

I, Austin C. Rybstein, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of A.C.R. Securities, Inc. (the Company), as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any person, partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cassandra A. Whittle-Simmons
CASSANDRA A. WHITTLE-SIMMONS
No 01WH6320980
Notary Public, State of New York
Qualified in Queens County
My Commission Expires 03/09/~~2019~~ 2023

Austin C. Rybstein
Austin C. Rybstein, President

Sworn and subscribed to before me this 14th day of February, 2020.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-8
(x)	(g)	Computation of Net Capital	9
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	10
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	11

A.C.R. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash in bank	$	41,305
Due from Broker		2,158
Clearing deposit		10,457
Prepaid expense		1,556
Total Assets	$	55,476

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	7,046
Total Liabilities		7,046
Stockholder's Equity		
Common stock, no par, 200 shares authorized and outstanding		15,000
Additional paid-in capital		7,080
Retained Earnings		26,350
Total Stockholder's Equity		48,430
Total Liabilities and Stockholder's Equity	$	55,476

See accountants' report and accompanying note to financial statements.

A.C.R. SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Commission Income	$	42,580
Interest Income		3,958
Total revenue		46,538
Expenses		
Clearing expenses		19,090
Quote fees		10,505
Regulatory fees		2,382
Officer compensation		6,000
Payroll taxes		531
Professional fees		11,613
Telephone		179
Office supplies and expense		3,034
Total expenses		53,334
Net Loss	$	(6,796)

See accountants' report and accompanying note to financial statements.

A.C.R. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net Loss	$	(6,796)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in due from broker		1,858
Increase in clearing deposit		(73)
Increase in prepaid expense		(215)
Increase in accounts payable and accrued expenses		2,845
Increase in due to officer		
Net Cash Provided By Operating Activities		(2,381)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash		(2,381)
Cash - January 1, 2019		43,686
Cash - December 31, 2019	$	41,305

See accountants' report and accompanying note to financial statements.

A.C.R. SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional paid-in capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2019	$ 15,000	$ 7,080	$ 33,146	$ 55,226
Net Income	-	-	(6,796)	(6,796)
Balance, December 31, 2019	$ 15,000	$ 7,080	$ 26,350	$ 48,430

See accountants' report and accompanying note to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

A.C.R. Securities, Inc. (Company) was formed June 1, 1998 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Hilltop Securities Inc (HSI), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by HSI.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Revenue and Expense Recognition

Effective January 1, 2018, the company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue

recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commission

The Company earns commissions by executing client transactions in stocks, mutual funds and other financial products. Commission revenue is earned on a trade date basis when the performance obligation is satisfied. The Company records a receivable at the end of each month for all transaction on a trade date basis and receives a payment the following month. Payment for any trades not settled is received with the following month's payment.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Hilltop Securities Inc., for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2019.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at HSI with a minimum cash balance of $10,000.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2019, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $46,874 which was $41,874 in excess of the FINRA minimum capital requirement.

4. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.
In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.
Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

6. RELATED PARTIES

Austin C. Rybstein, president and sole stockholder of A.C.R. Securities, Inc., received a salary of $6,000 for the year ending December 31, 2019. During the year, the Company had a total expense of $829 for telephone, postage and office expense which was reimbursed Mr. Rybstein.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 14, 2020, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Schedule I

A.C.R. SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:	
Total stockholder's equity	$ 48,430
Deductions and/or charges:	
Non-allowable assets:	(1,556)
Net capital before haircuts on securities positions	46,874
Haircuts on securities positions	-
Net Capital	$ 46,874
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 7,046
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 41,874
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 40,874
Ratio: Aggregate indebtedness to net capital is	15%

The above computation agrees with the December 31, 2019 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of A.C.R. Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5 of the Securities Exchange Act of 1934, in which (1) A.C.R. Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which A.C.R. Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (exemption provisions) and (2) A.C.R. Securities, Inc. stated that A.C.R. Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. A.C.R. Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about A.C.R. Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania

February 14, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

ACR Securities, Inc.
687 Park Lane
Cedarhurst, NY 11516

Assertions Regarding Exemption Provisions

We, as members of management of A.C.R. Securities, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

A.C.R. Securities, Inc.

By: ______________________

Austin C. Rybstein, President

February 14, 2020